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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING
MAR - 1 2012
WASH. D.C.
196 SECTION

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2011 ___ AND ENDING _____ December 31, 2011
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Brokers, LLC (A Limited Liability Company)

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street
_____
                                    (No. and Street)

New York   NY   10004
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner, CPA   516-487-4070
                                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
_____
                          (Name – if individual, state, last, first, middle name)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information*
                        contained in this form are not required to respond unless this form displays
                        a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas DiGaetano , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Brokers, LLC (A Limited Liability Company) , as of December 31, 2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

PRES.
Title

_____
Notary Public

DAVID LEVER
Notary Public, State of New York
No. 01LE6166346
Qualified in New York County
Commission Expires May 21, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
  (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
  (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

125 JERICHO TURNPIKE, SUITE 402, JERICHO. NEW YORK 11753

(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Independent Brokers, LLC (A Limited Liability Company) as of December 31, 2011, and the related statements of income, member's equity, cash flows, and the statement of 15c3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Brokers, LLC (A Limited Liability Company) at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, NY
February 24, 2012

-3-

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets:	
Cash	$ 624,005
Commissions receivable	1,577,121
Due from clearing broker	27,241
Deposit with clearing broker	50,000
Prepaid expenses	25,943
Total current assets	2,304,310
Property and equipment	213,878
Less: accumulated depreciation	(123,046)
	90,832
Security deposits	10,233
Total assets	$2,405,375

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and taxes	$ 33,494
Commissions payable	1,584,680
Total current liabilities	1,618,174
Member's equity	787,201
Total liabilities and member's equity	$2,405,375

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Income:	
Commissions	$7,637,485
Interest income	51
Dividend income	4
	7,637,540
Expenses:	
Payroll and related expenses	5,425,060
Clearance charges	45,840
Travel, meals and entertainment	338,972
Repairs	7,867
Employee benefits	199,150
Telephone and communications	97,304
Professional fees	85,315
Consulting fees	31,438
Computer expense	223,850
Office expense	30,831
Insurance	23,086
Dues and fees	68,258
Rent	55,910
Depreciation	8,057
Utilities	11,835
Donations	1,041
Promotion	3,005
Bank charges	10,203
New York City unincorporated business tax	55,400
	6,722,422
Net income	**$ 915,118**

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$1,185,404
Less: distributions to member	(1,313,321)
Add: net income	915,118
Balance, December 31, 2011	$ 787,201

See accountants' report and notes to financial statements.

-6-



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$915,118
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 8,057	
Decrease in commissions receivable	1,642,320	
Increase in due from clearing broker	(7,999)	
Increase in prepaid expenses	(6,452)	
Decrease in accrued expenses and taxes	(123,218)	
Decrease in commissions payable	(1,434,334)	
Total adjustments		78,374
Net cash provided by operating activities		993,492
Cash flows from investing activities:		
Purchase of property and equipment	(1,770)	
Net cash (used) by investing activities		(1,770)
Cash flows from financing activities:		
Distributions to member	(1,313,321)	
Net cash (used) by financing activities		(1,313,321)
Net (decrease) in cash and cash equivalents		(321,599)
Cash and cash equivalents, beginning		945,604
Cash and cash equivalents, ending		$ 624,005
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
New York City unincorporated business tax		$ 64,000
Interest paid during year		$ --

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. Statement of Significant Accounting Policies:

Organization:

Independent Brokers, LLC (A Limited Liability Company) was organized on September 20, 2004 under the laws of the State of New York and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Association of Securities Dealers, in November 2005.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2011, the Capital One bank statement indicated a balance of $636,460. All of this amount is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

The FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2011, up through the date that the financial statements were available to be issued on February 24, 2012.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011

1.   Statement of Significant Accounting Policies (continued):

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2011 was $8,057.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization. However, the company is liable for New York City unincorporated business tax, which has been accrued for in the financial statements.

Leases:

The company entered into a lease agreement with 55 Broad Street L.P. for the rental of property located at 55 Broad Street, New York, NY. This initial agreement commenced on October 7, 2004 and ended on December 31, 2010. The company signed a five year and three month renewal of this lease which commenced on January 1, 2011 and ends on March 31, 2016. The renewal lease is made at the following annual rental rates: $63,856 with respect to the period from the commencement date to and including August 13,2013; and $68,768 with respect to the remainder of the lease. Future minimum lease payments are as follows:

Year Ended December 31,	
2012	$ 63,856
2013	67,506
2014	68,768
2015	68,768
2016	19,208
	$288,106

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

2. Net Capital Requirements:

Independent Brokers, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, Independent Brokers, LLC (A Limited Liability Company) had net capital of $356,525 after adjustments for non-allowable assets, which was $246,646 in excess of its required net capital. Independent Brokers, LLC (A Limited Liability Company)'s net capital ratio was 4.539 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Clearing Deposit:

The company is required to maintain a security deposit of $50,000 with National Financial Services, LLC. At December 31, 2011, the balance in this account was $50,000.

5. Profit Sharing Plan:

The company has a profit sharing plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2011, the company made no contributions to the plan.

6. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2011

Computation of net capital

Member's equity	$ 787,201
Less:	
Non-allowable assets:	
Commissions receivable	303,668
Prepaid expenses	25,943
Property and equipment	90,832
Security deposits	10,233
	430,676
Net capital	$ 356,525

Computation of basic net capital requirement

Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 107,879
Excess net capital	$ 248,646

Computation of aggregate indebtedness

Total A.I. liabilities	$1,618,174
Percentage of aggregate indebtedness to net capital	453.87%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011)

Net capital as reported in Company's Part IIA unaudited focus report	$ 299,004
Audit adjustments	57,521
Net capital, per above	$ 356,525

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753

(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

In planning and performing our audit of the financial statements of Independent Brokers, LLC (A Limited Liability Company) for the year ended December 31, 2011, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Independent Brokers, LLC that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Independent Brokers, LLC (A Limited Liability Company) is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Independent Brokers, LLC (A Limited Liability Company) are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2011 through December 31, 2011.

This report is intended solely for the use of Independent Brokers, LLC (A Limited Liability Company), the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 24, 2012

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753

(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON

PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

REQUIRED BY SEC RULE 17a-5

To the Members of Independent Brokers, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Independent Brokers, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 24, 2012

LS   LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$7,615,069
General Assessments at .0025	$ 19,038
Payment Remitted with Forms SIPC-6	12,679
Amount due With Form SIPC-7	$ 6,359

LS   LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS